UNITED FINANCIAL BANCORP, INC. LETTERHEAD

May 20, 2009

Via EDGAR

Mark Webb, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

          Re:  United  Financial  Bancorp,  Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Quarterly Period Ended March 31, 2009 File No. 000-52947

Dear Mr. Webb:

     I am responding to the letter from the Securities and Exchange Commission (the "SEC") addressed to United Financial Bancorp, Inc. (the "Company") dated May 15, 2009 relating to the above-referenced filings. The Company's responses are numbered to correspond with the numbers of the comments contained in the letter. For your convenience, we have included a copy of the text of the Staff's comment above each response by the Company.

Form 10-K for the Fiscal Year Ended December 31, 2008
-----------------------------------------------------

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
-------------------------------------

Share Repurchase Table, page 47
-------------------------------

1. Please provide us with the footnote disclosures required by Instruction 2 to paragraphs (b)(3) and (b)(4) of Item 703 with respect to the share repurchase tables contained in the Form 10-K and your Form 10-Q. Confirm that you will revise future filings accordingly.

     The Company currently has one stock repurchase program in place. That repurchase program was announced on February 23, 2009 and authorized the repurchase of up to 841,138 shares of common stock. There is no expiration date for this program.

     The Company also had a previously authorized stock repurchase program. That repurchase program was announced on November 20, 2008 and authorized the repurchase of 885,879 shares. That repurchase program was completed in February 2009.

     There were no repurchase programs that expired or were terminated prior to expiration during the periods covered by the above-referenced filings.

     As requested by the Staff, the Company will revise future filings to include by footnote the forgoing information.

Item 10.  Directors, Executive Officers and Corporate Governance
----------------------------------------------------------------

Definitive Proxy Statement on Schedule 14A
------------------------------------------

Lead Director, page 6
---------------------

2. Please tell us who your lead director is and when his or her term expires and confirm that you will revise future filings accordingly.

     The Company's lead director is Robert A. Stewart, Jr. Mr. Stewart's term as lead director expires in 2012. As requested by the Staff, the Company will revise future filings to include this information.

Item  13.  Certain   Relationships  and  Related   Transactions,   and  Director
Independence
--------------------------------------------------------------------------------

Definitive Proxy Statement on Schedule 14A
------------------------------------------

Transactions with Certain Related Persons, page 31
--------------------------------------------------

3. We note your disclosure that transactions with affiliates were made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable loans to other persons. Please confirm that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Confirm that you will revise future filings accordingly. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

     We confirm that loans by United Bank, the Company's bank subsidiary, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to United Bank. As requested by the Staff, the Company will revise future filings accordingly.

Exhibit 3.2
-----------

4. Your Amended and Restated Bylaws included as Exhibit 3.2 to the Form 10-K indicate that they were amended on September 18, 2008. You do not appear to have filed a Form 8-K reporting any amendment(s) at that time. Please tell us the nature of the September 18, 2008 amendment(s) and explain your conclusion that a Form 8-K filing was not required.

     As noted in the comment, the Bylaws of the Company were amended and restated on September 18, 2008 to adjust from June to April the month in which the Company's annual meeting is convened. No other changes were made to the Bylaws. The Company acknowledges that the Bylaw amendment called for a filing of a Form 8-K; the Company's failure to file a Form 8-K was inadvertent. The complete Amended and Restated Bylaws were included as
     Exhibit 3.2 to the Form 10-K once the failure to file the Form 8-K was discovered.

Exhibits 31.1 and 31.2
----------------------

5. We note that your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K and the Form 10-Q contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the language "(or persons performing the equivalent functions)" has been deleted from paragraph 5. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

     The Staff's comment is noted. We confirm that in future filings the certifications will be reproduced in the exact form as set forth in Item 601(b)(31) of Regulation S-K.


                                     * * * *

     The Company acknowledges that:

     (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the above information is responsive to the Staff's comments. Please direct any additional comments or questions to the undersigned.

                                 Sincerely,

                                 /s/ Mark A. Roberts

                                 Mark A. Roberts
                                 Executive Vice President and Chief
                                 Financial Officer


cc:  Richard B. Collins, President and Chief Executive Officer
     Robert B. Pomerenk, Esq.